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20008797

AN.... IT

FORM X-17A-5
SEC Mail Processing PART III

SEC FILE NUMBER
8- 14100

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR 02 2020

Washington, DC

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VP DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE FINANCIAL PLAZA

(No. and Street)

HARTFORD	CT	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID G. HANLEY   (860) 263-4712

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP

(Name – *if individual, state last, first, middle name*)

185 ASYLUM STREET	HARTFORD	CT	06103-3402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David G. Hanley _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
VP DISTRIBUTORS, LLC _____ , as
of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Senior Vice President and Treasurer
_____
Title

_____
Notary Public

ELIZABETH CRAIG SPELLER
Notary Public
Connecticut
My Commission Expires Oct 31, 2024

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
185 Asylum Street
Hartford, CT 06103-3402
USA
Tel: + 1 860 725 3000
www.deloitte.com

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owner of VP Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of VP Distributors, LLC (the "Company") as of December 31, 2019, and the related statements of operations, cash flows, and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 7 to the financial statements, the financial statements include significant transactions with Virtus Investment Partners, Inc.'s subsidiaries and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2020

We have served as the Company's auditor since 2018.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Financial Condition

		December 31, 2019
(in thousands)		
Assets		
Cash	$	33,644
Due from affiliates		627
Accounts receivable		3,054
Deferred taxes, net		855
Deferred commissions		1,202
Furniture and equipment, net		298
Other assets		695
Total assets	$	40,375
Liabilities and Member's Equity		
Accounts payable and other accrued liabilities	$	6,750
Accrued compensation and benefits		5,755
Distribution and service fees payable		2,606
Income taxes payable, net		1,142
Due to affiliates		6,803
Total liabilities		23,056
Commitments and Contingencies (Note 8)		
Member's Equity		
Additional paid-in capital		13,957
Retained earnings		3,362
Total member's equity		17,319
Total liabilities and member's equity	$	40,375

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Operations

	Year Ended December 31, 2019
(in thousands)	
Operating Revenues	
Distribution and service fees	$ 40,810
Related party marketing fees	89,496
Other income and fees	357
Total operating revenues	130,663
Operating Expenses	
Employment expenses	34,461
Distribution expenses	63,319
Other operating expenses	11,167
Related party business support expenses	4,385
Depreciation expense	216
Total operating expenses	113,548
Operating Income	17,115
Income before income taxes	17,115
Provision for income taxes	4,847
Net Income	$ 12,268

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Changes in Member's Equity

| | For the Year Ended December 31, 2019 | | |
	Additional Paid-In Capital	Retained Earnings	Total Member's Equity
(in thousands)			
Balances at December 31, 2018	$ 13,076	$ 10,094	$ 23,170
Net income	—	12,268	12,268
Transfer of net assets	881	—	881
Dividends to parent	—	(19,000)	(19,000)
Balances at December 31, 2019	$ 13,957	$ 3,362	$ 17,319

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Cash Flows

		Year Ended December 31, 2019
(in thousands)		
Cash flows from operating activities:		
Net income	$	12,268
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		216
Amortization of deferred commissions		2,940
Increase (decrease) in deferred commissions		(2,097)
Deferred taxes, net		388
Changes in operating assets and liabilities:		
Accounts receivable and other assets		131
Due from affiliates		(577)
Accrued compensation and benefits		(337)
Accounts payable and other accrued liabilities		861
Due to affiliates		(640)
Distribution and service fees payable		(289)
Income taxes payable		(2,406)
Net cash provided by operating activities		10,458
Cash flows from financing activities:		
Change in cash from transfer of net assets		821
Dividends to parent		(19,000)
Net cash used in financing activities		(18,179)
Net increase in cash		(7,721)
Cash, beginning of year		41,365
Cash, end of year	$	33,644

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(A Wholly-owned subsidiary of Virtus Partners, Inc.)
Notes to Financial Statements
December 31, 2019

---

1. Organization and Business

VP Distributors, LLC ("VPD" or the "Company"), is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, principally serving the United States markets as a distributor for certain related open-end mutual funds, exchange traded funds and separately managed account products some of which are registered with the Securities and Exchange Commission ("SEC").

VPD is a direct wholly-owned subsidiary of Virtus Partners, Inc. ("VP"). VP is a direct wholly-owned subsidiary of Virtus Investment Partners, Inc. ("Virtus").

The Company's management directs VPD's operations as one business, the distribution business, when assessing performance and allocating resources. As such, the Company operates in one business segment.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company's significant accounting policies, which have been consistently applied, are as follows:

Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. Cash deposits at a financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

Deferred Commissions

Deferred commissions are commissions paid to broker-dealers on sales of certain mutual fund share classes. Deferred commissions are recovered by the receipt of monthly asset-based distributor fees from the mutual funds or contingent deferred sales charges received upon redemption of shares within the contingent deferred sales charge period, depending on the fund share class. The deferred costs resulting from the sale of shares are amortized on a straight-line basis over the period during which redemptions by the purchasing shareholder are subject to a contingent deferred sales charge, depending on the fund share class, or until the underlying shares are redeemed. Deferred commissions are periodically assessed for impairment, and an impairment charge is recorded, as appropriate.

Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 5 years for computer equipment and software. Major renewals or betterments are capitalized and recurring repairs and maintenance are expensed as incurred.

Revenue Recognition

Distribution and service fees are asset-based fees earned for distribution services related to open-end funds and exchange traded funds. Fees for open-end funds primarily consist of an asset-based fee, depending on the fund type or share class, that is charged to the fund over a period of years to cover allowable sales and marketing expenses for the fund or front-end sales charges which are based on a percentage of the offering price. Fees earned on exchange traded funds are paid monthly pursuant to the terms of a distribution fee agreement with Virtus ETF Advisors, LLC, which is a wholly-owned subsidiary of ETFis Holdings, LLC, which is wholly-owned by VP. Asset-based distribution and service fees are primarily based on percentages of the average daily net assets value and are paid monthly pursuant to the terms of the respective distribution and service fee contracts.

Distribution and service fees represent two performance obligations comprised of distribution and related shareholder servicing activities. Distribution services are generally satisfied upon the sale of a fund share. Shareholder servicing activities are generally services satisfied over time.

The Company distributes its open-end funds and exchange traded funds through unaffiliated financial intermediaries that comprise national and regional broker dealers. These unaffiliated financial intermediaries provide distribution and shareholder service activities on behalf of the Company. The Company passes related distribution and service fees to these unaffiliated financial intermediaries for these services and considers itself the principal in these arrangements as it has control of the services prior to the services being transferred to the customer. These payments are classified within distribution expenses.

Other income and fees consist primarily of redemption income on the early redemption of certain share classes of mutual funds.

Related Party Marketing Fees and Related Party Business Support Expenses

Marketing fees and business support expenses are computed based upon written contractual agreements with certain affiliates. Marketing fees from affiliates are recorded as revenue during the period in which the performance obligation is satisfied and cover retail sales, marketing and administration costs incurred by the Company on behalf of certain affiliates and are paid pursuant to the terms of the respective contractual agreements, which require monthly or quarterly payment.

Effective January 1, 2016, the Company entered into a business management and shared services agreement ("The Agreement") with Virtus Partners, Inc. whereby Virtus Partners, Inc. provides certain business management and support services, including but not limited to accounting, human resource, legal, compliance, IT support services and office space, the costs for which are allocated to the Company and reimbursed to Virtus Partners, Inc. a month in arrears pursuant to the terms of the agreement.

Effective December 1, 2020, the Company entered into a expense sharing agreement ("The Expense Agreement") with Virtus ETF Solutions, LLC. whereby Virtus ETF Solutions, LLC. provides office space and other business and operating facilities, the costs for which are allocated to the Company and reimbursed to Virtus ETF Solutions, LLC. a month in arrears pursuant to the terms of the agreement.

Distribution Expenses

Distribution expenses consist primarily of payments to third-party distribution partners for providing services to investors in our open-end funds and exchange traded funds and payments to third-party service providers for investment management related services. These payments are primarily based on percentages of assets under management or revenues. These expenses also include the amortization of deferred sales commissions related to up-front commissions on shares sold without a front-end sales charge to shareholders.

Advertising and Promotion

Advertising and promotional costs are classified in other operating expense in the Statement of Operations. The Company expenses all advertising and promotional costs as incurred.

Stock-based Compensation

Stock-based compensation is granted by Virtus. The Company accounts for stock-based compensation expense in accordance with Accounting Standards Codification ("ASC") 718, *Compensation-Stock Compensation*, which requires the measurement and recognition of compensation expense for share-based awards based on the estimated fair value on the date of grant and is classified in employment expenses in the Statement of Operations. Forfeitures are recognized as they occur.

Employees may be granted equity-based awards, including restricted stock units ("RSUs"), performance stock units ("PSUs"), stock options and unrestricted shares of Virtus common stock. RSUs are stock awards that entitle the holder to receive shares of Virtus' common stock as the award vests over time or when certain performance metrics are achieved. The fair value of each RSU award is based on the fair market value price on the date of grant unless it contains a performance metric that is considered a "market condition." Compensation expense for RSU awards is recognized ratably over the vesting period on a straight-line basis. The value of RSUs that contain a performance metric ("PSUs") is determined based on (a) the fair market value price on the date of grant, for awards that contain a performance metric that represents a "performance condition" in accordance with ASC 718, or (b) the Monte Carlo simulation valuation model for awards that contain a "market condition" performance metric under ASC 718. Compensation expense for PSU awards that contain a market condition is fixed at the date of grant and will not be adjusted in future periods based upon the achievement of the market condition. Compensation expense for PSU awards with a performance condition is recorded each period based upon a probability assessment of the expected outcome of the performance metric with a final adjustment upon the final outcome.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which requires recognition of the amount of taxes payable or refundable for the current year, as well as deferred tax liabilities and assets for the future tax consequences of events that have been included in the Company's financial statements or tax returns. Deferred tax liabilities and assets result from differences between the book value and tax basis of the Company's assets, liabilities and carry-forwards, such as net operating losses or tax credits.

The Company is a limited liability company, which allows it to be disregarded as a separate legal entity under federal and certain state income tax reporting requirements. As such, the Company's operating activities are considered those of its parent company and included in its parent's consolidated federal income tax return and in certain combined state income tax returns. In addition to the combined state income tax returns, the Company also files separate tax returns for certain other state jurisdictions where appropriate.

VP Distributors, LLC
(A Wholly-owned subsidiary of Virtus Partners, Inc.)
Notes to Financial Statements
December 31, 2019

The Company is treated as a separate subsidiary in the tax sharing arrangement by and among Virtus and Virtus' subsidiaries. Pursuant to this arrangement, federal and state income taxes are allocated as if they had been calculated by each subsidiary on a separate company basis, except that benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated federal or combined state returns. Thus, income taxes reflected in these financial statements represent amounts allocated to the Company under its respective arrangement with Virtus. As such, amounts owed to Virtus related to income tax expenses are reported on the Statement of Financial Condition as the Income Taxes Payable line item.

The Company's methodology for determining the realizability of deferred tax assets includes consideration of taxable income in prior carryback year(s) if carryback is permitted under the tax law, as well as consideration of the reversal of deferred tax liabilities that are in the same period and jurisdiction and are of the same character as the temporary differences that gave rise to the deferred tax assets. The Company's methodology also includes estimates of future taxable income from its operations, as well as the expiration dates and amounts of carry-forwards related to net operating losses and capital losses. These estimates are projected through the life of the related deferred tax assets based on assumptions that the Company believes to be reasonable and consistent with demonstrated operating results. Changes in future operating results not currently forecasted may have a significant impact on the realization of deferred tax assets. Valuation allowances are provided when it is determined that it is more likely than not that the benefit of deferred tax assets will not be realized.

The Company records benefits for uncertain tax positions in accordance with the provisions of ASC 740, *Income Taxes*, based on an assessment of whether the position is more likely than not to be sustained by the taxing authorities. If this threshold is not met, no tax benefit of the uncertain tax position is recognized. If the threshold is met, the tax benefit that is recognized is the largest amount that is greater than 50% likely of being realized upon ultimate settlement. This analysis presumes the taxing authorities' full knowledge of the positions taken and all relevant facts. The Company's policy is to record interest and penalties related to uncertain tax positions as a component of income tax expense.

Fair Value Measurements and Fair Value of Financial Instruments

Cash, accounts receivable, accounts payable and accrued liabilities equal or approximate fair value based on the short-term nature of these instruments.

Recent Accounting Pronouncements

New Accounting Standards Implemented

In July 2018, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2018-09, Codification Improvements. This standard, which does not prescribe any new accounting guidance, clarifies several different FASB codification areas based on comments and suggestions made by various stakeholders. On January 1, 2019, the Company adopted this standard. The adoption of this standard did not have a material impact on the Company's financial statements.

New Accounting Standards Not Yet Implemented

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). This standard modifies the disclosure requirements on fair value measurements and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company does not expect that the adoption of this standard will have a material impact on the Company's financial statements.

8

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"). This standard simplifies the accounting for income taxes by removing certain exceptions to the general principles of Topic 740, "Income Taxes" and also improve consistent application by clarifying and amending existing guidance. ASU 2019-12 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted, with the amendments to be applied on a retrospective, modified retrospective or prospective basis, depending on the specific amendment. The Company is currently evaluating the impact of adopting this standard.

3. Furniture and Equipment, net

Furniture and equipment, net are summarized as follows:

(in thousands)	December 31, 2019
Computer equipment and software	$ 1,450
Accumulated depreciation and amortization	(1,152)
Furniture and equipment, net	$ 298

Depreciation and amortization expense for 2019 was $216 thousand.

4. Income Taxes

The components of the provision for income taxes are as follows:

(in thousands)	For the Year Ended December 31, 2019
Current	
Federal	$ 3,401
State	1,058
Total current tax expense	4,459
Deferred	
Federal	303
State	85
Total deferred tax expense	388
Total provision for income taxes	$ 4,847

The deferred tax effects of temporary differences are as follows:

(in thousands)	For the Year Ended December 31, 2019
Deferred tax assets (liabilities):	
Accrued employee compensation & benefits	$ 929
Net operating loss carry-forwards	15
Valuation allowance	(15)
Fixed assets	(74)
Deferred tax assets, net	$ 855

As of December 31, 2019, the Company had $15 thousand of net operating loss carry-forwards, which expire between 2020 and 2024.

At each reporting date, the Company evaluates the positive and negative evidence used to determine the likelihood of realization of all its deferred tax assets. The Company maintained a valuation allowance of $15 thousand at December 31, 2019, relating to the state net operating loss carry-forward.

The Company is no longer subject to income tax examinations for years prior to 2016.

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Statement of Operations:

	For the Year Ended December 31, 2019
Statutory rate	21.0%
State income taxes, net of federal benefit	5.3%
Non-deductible compensation	1.9%
Other	0.1%
Effective income tax rate	28.3%

5. Stock Based Compensation

Virtus has an Omnibus Incentive and Equity Plan (the "Plan") under which officers, employees and directors of Virtus and Virtus subsidiaries may be granted equity-based awards, including restricted stock units ("RSUs"), performance stock units ("PSUs"), stock options and unrestricted shares of Virtus common stock.

Restricted Stock Units

Each RSU entitles the holder to one share of Virtus common stock when the restriction expires. RSUs generally have a term of one to three years and may be time-vested or performance-contingent. The fair value of each RSU is based on the closing market price of Virtus' common stock on the date of grant unless it contains a performance metric that is considered a market condition. RSUs that contain a market condition are valued using a Monte-Carlo simulation valuation model. Shares that are issued upon vesting are newly issued shares from the Plan and are not issued from Virtus treasury stock.

RSU activity for the year ended December 31, 2019 is summarized as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2018	32,806	$110.30
Granted	19,511	111.77
Forfeited	(4,344)	93.17
Settled	(11,637)	96.63
Outstanding at December 31, 2019	36,336	$117.52

The total stock-based compensation recorded was $1.2 million for the year ended December 31, 2019, consisting of $0.8 million for RSUs and $0.4 million for PSUs. The total remaining unamortized stock-based compensation was $2.1 million at December 31, 2019.

Stock Options

Stock options generally cliff vest after three years and have a contractual life of ten years. Stock options were granted with an exercise price equal to fair market value of the shares on the date of grant. Stock option activity for the year ended December 31, 2019 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2018	3,016	$25.34
Exercised	(1,391)	12.39
Outstanding at December 31, 2019	1,625	$36.42

6. **Capital and Reserve Requirement Information**

As a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority, the Company is subject to certain rules regarding minimum net capital. The Company operates pursuant to Rule 15c3-1, (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined in the rule) which may not exceed 15.0 to 1.0.

Aggregate indebtedness, net capital, and the resultant ratio for the Company were as follows:

	December 31, 2019
(in thousands)	
Aggregate indebtedness	$ 23,056
Net capital	$ 13,567
Ratio of aggregate indebtedness to net capital	1.70 to 1

The Company's minimum required net capital at December 31, 2019 based on its aggregate indebtedness on that date, was $1.5 million.

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Company is claiming exemption from the reserve provisions of Rule 15c3-3 promulgated under the Exchange Act under the exemption allowed by paragraph (k)(2)(i) of such rule.

7. Related Party Transactions

The Company engages in transactions with a number of related parties, which includes the related party marketing fees and related party business support services disclosed in Note 2 and certain other expenses that are paid by Virtus affiliates on the Company's behalf including income taxes as disclosed in Note 4 and other operating expenses. During 2019, the Company earned $89.5 million of related party marketing fees which represent 68.5% of total revenues.

During 2019, the Company returned $19.0 million of capital to Virtus comprising dividend distributions.

As a result of these related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity.

Receivables and Payables from Related Parties

At December 31, 2019, $627 thousand was recorded as due from affiliates which consisted of related party marketing fees from Virtus affiliates. At December 31, 2019, $6.8 million was recorded as due to affiliates, which primarily relates to operating costs paid by VP on the Company's behalf.

Transfer of Net Assets

On November 30, 2019 the net assets of ETF Distributors, LLC ("ETFD"), a wholly-owned subsidiary of VP, were transferred to VPD. The transaction was accounted for as a transfer of assets of entities under common control, based on the carrying value of the assets and liabilities transferred. This transaction did not have a material impact on the Company's financial statements.

8. Commitments and Contingencies

The Company is involved from time to time in litigation and arbitration, as well as examinations, inquiries and investigations by various regulatory bodies, including the SEC, involving its compliance with, among other things, securities laws, client investment guidelines, laws governing the activities of broker-dealers and other laws and regulations affecting its products and other activities. Legal and regulatory matters of this nature involve or may involve but are not limited to the Company's activities as an employer, issuer of securities, investor, investment adviser, broker-dealer or taxpayer. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or is otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions.

The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. In addition, in the event the Company determines that a loss is not probable, but is reasonably possible, and it becomes possible to develop what the Company believes to be a reasonable range of possible loss, then the Company will include disclosures related to such matter as appropriate and in compliance with ASC 450, *Contingencies*. The disclosures, accruals or estimates, if any, resulting from the foregoing analysis are reviewed at least quarterly and adjusted to reflect the impact of negotiations,

settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. Based on information currently available, available insurance coverage, indemnities and established reserves, the Company believes that the outcomes of its legal and regulatory proceedings are not likely, either individually or in the aggregate, to have a material adverse effect on the Company's results of operations, cash flows or its consolidated financial condition. However, in the event of unexpected subsequent developments and given the inherent unpredictability of these legal and regulatory matters, the Company can provide no assurance that its assessment of any claim, dispute, regulatory examination or investigation or other legal matter will reflect the ultimate outcome, and an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows in particular quarterly or annual periods.

9. Concentration of Credit Risk

The Company derives its distribution and service fees earned pursuant to agreements with registered investment companies in the Virtus family of mutual funds. There were no funds which provided distribution and service fees over 10% of total revenues of the Company for the year ended December 31, 2019.

10. Retirement Savings Plan

Employees of the Company are eligible to participate in several employee benefit programs sponsored by Virtus, including certain health care benefits, life insurance and a defined contribution 401(k) retirement plan (the "401(k) Plan") administered by a third party. For the 401(k) Plan, employees may contribute a percentage of their eligible compensation into the 401(k) Plan, subject to certain limitations imposed by the Internal Revenue Code. Through December 31, 2019, the Company matched employees' contributions at a rate of 100% of employees' contributions up to the first 5.0% of the employees' compensation contributed to the 401(k) Plan. The matching contribution was $1.0 million in 2019.

11. Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued. On February 26, 2020 the Company made a $2.5 million dividend distribution to VP.

VP Distributors, LLC
(A Wholly-owned subsidiary of Virtus Partners, Inc.)
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019

Schedule G
Supplementary Information

(in thousands)

Net Capital

Total member's equity		$ 17,319
Less nonallowable assets:		
Accounts receivable	$ 75	
Deferred commissions	1,202	
Receivable from affiliates	627	
Deferred taxes, net	855	
Other assets	695	
Furniture, equipment and leasehold improvements, net	298	(3,752)
Net capital before specific reduction in the market value of securities		13,567
Less securities haircuts pursuant to Rule 15c3-1		—
Net capital		$ 13,567

Aggregate Indebtedness

Total liabilities included in Statement of Financial Condition	$ 23,056
Difference resulting from offsetting various liability accounts against related assets	—
Aggregate indebtedness	$ 23,056
Minimum net capital required to be maintained (greater of $250 or 6 2/3% of $23,056)	$ 1,537
Net capital in excess of minimum requirements ($13,567 - $1,537)	$ 12,030
Ratio of aggregate indebtedness to net capital	1.70 to 1

Note A - Statement Pursuant to Paragraph (d)(2)(iii) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by VPD in Part II-A of the unaudited FOCUS Report on Form X-17A-5/A, as of December 31, 2019.

VP Distributors, LLC
(A Wholly-owned subsidiary of Virtus Partners, Inc.)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

Schedule H
Supplementary Information

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to sections (k)(2)(i) of that rule.

VP Distributors, LLC
(A Wholly-owned subsidiary of Virtus Partners, Inc.)
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

Schedule I
Supplementary Information

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to sections (k)(2)(i) of that rule.

Deloitte.

Deloitte & Touche LLP
185 Asylum Street
Hartford, CT 06103
USA

Tel: +1 617 437 2000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Directors and Equity Owner of VP Distributors, LLC
One Financial Plaza
Hartford, CT 06103

We have performed the procedures enumerated below, which were agreed to by VP Distributors, LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) (the "specified parties"), solely to assist the specified parties with respect to evaluating the Company's compliance with the applicable SIPC instructions as it relates to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019, and in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable SIPC instructions as it relates to the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2020



Deloitte & Touche LLP
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: + 1 860 725 3000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of VP Distributors, LLC

We have reviewed management's statements, included in the accompanying VP Distributors, LLC's Exemption Report, in which (1) VP Distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 27, 2020

VP Distributors, LLC's Exemption Report

VP Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2019 without exception.

VP Distributors, LLC

I, David G Hanley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: Senior Vice President and Treasurer
February 27, 2020